Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 04, 2007

List of materials

Documents attached hereto:


i) Press release announcing Executive and Personnel Appointments



                                                          Sony Corporation
                                                          1-7-1 Konan, Minato-ku
                                                          Tokyo 108-0075

                                                          Sept. 4, 2007
                                                          No. 07- 092E


                         Executive and Personnel Appointments


Tokyo, Japan - Sony Corporation has announced the following of Group Executive and personnel appointments.


Member of the Board to Retire
-----------------------------
 ( As of September 4th )

Ned Lautenbach


Group Executive Appointment
---------------------------
 ( As of November 1st )

Hideki Komiyama    President, Sony Ericsson Mobile Communications AB
                   (Currently EVP, Corporate Executive,
                   in charge of Electronics Marketing and Sales Strategies, Senior General Manager, Global Marketing Division,
                   Sony Corporation)


Group Executive to Retire
-------------------------
 ( As of November 1st )

Miles Flint        (Currently President, Sony Ericsson Mobile Communications AB)


Personnel Appointment
---------------------
 ( As of October 1st )

Kiyoshi Shikano    Senior General Manager, Global Marketing Division, Sony
                   Corporation
                   (Currently, Corporate Senior Vice President, Member of the
                   Board, Sony Marketing (Japan) Inc.)